JD.com, Inc.
20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

August 7, 2017

William H. Thompson, Accounting Branch Chief

Tony Watson, Accountant

Donna Di Silvio, Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

RE:              JD.com Inc.
Form 20-F for the Fiscal Year Ended December 31, 2016 (the “2016 20-F”)
Filed May 1, 2017 (File No. 1-36450)

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comment contained in the letter dated July 24, 2017 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2016 20-F.  The “Company” is used in this letter to refer to JD.com, Inc., its subsidiaries and its consolidated affiliated entities.  For your convenience, the Staff’s comment is repeated below and followed by the response thereto.

v. Other investments, page F-23

1.                                      We read your response to comment 2. We are still not clear on the nature of investments included in the other investment line item. Please advise. Additionally, please tell us in detail if the investments in various financial products with various interest rates or the principal nonguaranteed financial products qualify as derivatives. Refer to ASC 815-10-15-83. We also note your disclosure on page 37, that you use alternative pricing sources in your estimation of fair value of other investments. Please clarify, what you mean by alternative pricing sources.

The Company respectfully advises the Staff that other investments represent various financial products with variable interest rates or principal non-guaranteed purchased by JD Finance from financial institutions, which are referred to as the issuers, such as commercial banks, insurance companies and trust companies. The underlying assets of the financial products mainly include debt securities, equity securities and loan receivables, and the interest generated from the financial products depends on the performance of the underlying assets. The issuers of these products generally attempt to maintain a relatively fixed “expected” interest rate throughout the terms of such structured products. The financial products are used by JD Finance as underlying assets in designing new financial products that it will in turn offer to third-party investors. These redesigned financial products to be resold to third-party investors have relatively lower yield rates such that JD Finance will earn yield differentials.

With respect to the financial products purchased by JD Finance, JD Finance will invest a fixed amount at the inception of the contract as the principal. Therefore, the investments do not have initial net investment and thus do not meet the definition of derivative instruments in their entirety according to ASC 815-10-15-83 b. The financial products purchased by JD Finance generate interest returns on a monthly or quarterly basis, with principal to be collected when investments mature. As a result, the investments do not have net settlement feature and thus do not meet the definition of derivative instruments in their entirety according to ASC 815-10-15-83 c.  The Company elected the fair value option pursuant to ASC 825 to initially and subsequently measure other investments in the entirety at fair value, with changes in fair value recognized in earnings. The fair value is based on cash flows discounted using the expected return upon maturity. The alternative pricing sources refer to the issuers of the financial products. The key inputs used in alternative pricing sources mainly are the expected interest rate for the financial products. For financial products that have expected interest rates regularly announced by the issuers, fair values are calculated based on the latest announced expected interest rates. For financial products that do not have regularly announced interest rates, expected returns are estimated based on the returns of similar products provided by the same issuer, as the issuers usually offer a series of financial products with similar structures.

Other investments are being deconsolidated from the Company’s balance sheet as part of the JD Finance reorganization as described in the 2016 20-F on page 125 and page F-72. Because all of the financial products recorded as other investments were purchased by JD Finance, no additional disclosure will be made relating to the other investments as a result of the deconsolidation in the Company’s future filings on Form 20-F.

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If you have any additional questions or comments regarding the 2016 20-F, please contact the undersigned at (+86 10) 8912-6804 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (+852) 3740-4863.

Very truly yours,

/s/ Sidney Xuande Huang
Sidney Xuande Huang
Chief Financial Officer

cc:                                Richard Qiangdong Liu, Chairman and Chief Executive Officer, JD.com, Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Vincent Cheuk, Partner, PricewaterhouseCoopers Zhong Tian LLP

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP